UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT To 13d-2(b)

(Amendment No. 6)1

Pac-West Telecomm, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69371Y 10 1 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69371Y 10 1	Schedule 13G/A	Pac-West Telecomm, Inc.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bay Alarm Securities LLC 94-3347881
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Organized in South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

3,520,688
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

3,520,688
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,520,688
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.3% (1)
12.	TYPE OF REPORTING PERSON*

OO (limited liability company)

(1)	Based upon 37,667,528 shares of the Issuer’s common stock outstanding at October 31, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 69371Y 10 1	Schedule 13G/A	Pac-West Telecomm, Inc.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Westphal Family Foundation 91-6491365
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Organized in California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

50,000
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

50,000
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.1% (1)
12.	TYPE OF REPORTING PERSON*

OO (charitable trust)

(1)	Based upon 37,667,528 shares of the Issuer’s common stock outstanding at October 31, 2006, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2006.

CUSIP No. 69371Y 10 1	Schedule 13G/A	Pac-West Telecomm, Inc.

Item 1	(a).	Name of Issuer:

Pac-West Telecomm, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1776 W. March Lane Suite 250 Stockton, CA

Item 2	(a).

Name of Person Filing:

Bruce A. Westphal as Chairman of the Board of Bay Alarm Company, sole member of Bay Alarm Securities LLC.

Patricia Westphal as Managing Co-Trustee of the Westphal Family Foundation.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

60 Berry Drive, Pacheco, CA 94553-5601 (for all reporting persons)

Item 2	(c).	Citizenship:

Bay Alarm Securities LLC is organized in South Dakota. The Westphal Family Foundation is organized in California.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

69371Y 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 69371Y 10 1	Schedule 13G/A	Pac-West Telecomm, Inc.

Item 4.	Ownership.

Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which Rows and footnotes are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 69371Y 10 1	Schedule 13G/A	Pac-West Telecomm, Inc.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007	BAY ALARM SECURITIES LLC:

By Bay Alarm Company, Inc. as sole member

/s/ Bruce A. Westphal
Bruce A. Westphal, Chairman of the Board

February 13, 2007	THE WESTPHAL FAMILY FOUNDATION:

/s/ Patricia Westphal
Patricia Westphal, Managing Co-Trustee

CUSIP No. 69371Y 10 1	Schedule 13G/A	Pac-West Telecomm, Inc.

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of the Common Stock of Pac-West Telecomm, Inc., is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

February 13, 2007	BAY ALARM SECURITIES LLC:

By Bay Alarm Company, Inc. as sole member

/s/ Bruce A. Westphal
Bruce A. Westphal, Chairman of the Board

February 13, 2007	THE WESTPHAL FAMILY FOUNDATION:

/s/ Patricia A. Westphal
Patricia A. Westphal, Managing Co-Trustee